UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42632

Scage Future

2F, Building 6, No. 6 Fengxin Road,

Yuhuatai District, Nanjing City

Jiangsu Province, 210012

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Changes to Audit Committee

On June 27, 2026, Mr. Chao Gao, Chairman of the Board of Directors (the “Board”) and Chief Executive Officer of Scage Future (the “Company”), notified the Company of his resignation from his position as a member of the audit committee of the Board (the “Audit Committee”), effective on the same date. The resignation of Mr. Gao was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

To fill the vacancies created by the resignation of Mr. Gao, on the same date, on the recommendation of the nominating and corporate governance committee of the Board, the Board has appointed Mr. Kevin Chen to serve as the chairman of the Audit Committee and appointed Mr. Yixian Wang to serve as a member of the Audit Committee. Mr. Chen and Mr. Wang are existing independent directors of the Company, and Mr. Chen is an existing member of the Audit Committee. The Board has also determined that Mr. Chen qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq corporate governance rules.

Resignation of Director

On June 25, 2026, Mr. Yuanchi Guo, a director of the Company, notified the Company of his resignation from his position as an independent director, effective on the same date. The resignation of Mr. Guo was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

The Company has not yet appointed a successor to fill the vacancy created by Mr. Guo’s resignation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scage Future

Date: June 29, 2026	By:	/s/ Chao Gao
	Name:	Chao Gao
	Title:	Chairman and Chief Executive Officer

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